FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 14, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris’s Board of Directors Provides Full Support to its Chairman and Chief Executive Officer and two other Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris’s Board of Directors Provides Full Support to its Chairman and Chief Executive Officer and two other Directors

Luxembourg, February 14, 2020 – Tenaris S.A. (NYSE, Mexico: TS and MTA Italy: TEN) today issued the following statement:

Tenaris has been advised that the Italian court overseeing the investigation into alleged improper payments made in Brazil for the supposed benefit of Confab Industrial S.A., a Brazilian subsidiary of the Company, has decided to move the case to trial.  The case involves Chairman and Chief Executive Officer Paolo Rocca and Board members Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin S.A.

The Company’s outside counsel previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing.  Accordingly, the Board has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.